UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Isonics Corporation.
(Name of Issuer)

Common Stock, No Par Value Per Share
(Title of Class of Securities)

464895309
(CUSIP Number)

Mark Angelo
YA Global Investments, L.P.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy To:

Steven S. Goldstein, Esq.
101 Hudson Street, Suite 3700
Jersey City, New Jersey 07302
(201) 985-8300

December 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 464895309	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YA Global Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES		147,001,748 (See Item 5)
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		147,001,748 (See Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON* 147,001,748 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 84%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D
CUSIP No. 464895309	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yorkville Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		147,001,748 (See Item 5)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		147,001,748 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,001,748 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 84%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D
CUSIP No. 464895309	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Angelo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		147,001,748 (See Item 5)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
		147,001,748 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 147,001,748 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 84%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D
CUSIP No. 464895309	Page 5 of 11

ITEM 1.    SECURITY AND ISSUER

This Schedule 13D (this “Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Isonics Corporation., a California corporation (the “Issuer”). The address of the principal executive office of the Issuer is 535 8th Avenue, 3rd floor, New York, NY 10018-2491.

ITEM 2.    IDENTITY AND BACKGROUND

(a) – (c) This statement is being filed by YA Global Investments, L.P. (“YA Global”), Yorkville Advisors, LLC (“Yorkville”) and Mark Angelo (“Angelo”) (YA Global, Yorkville and Angelo collectively, the “Reporting Persons”).  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that any of the Reporting Persons, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any shares of Common Stock.

YA Global, a Cayman Islands exempt limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund that is primarily engaged in the business in investing in securities and other investment opportunities.  YA Global is the record holder of the Derivative Securities which are convertible into Common Stock.  Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Investment Manager of YA Global.  Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of YA Global and President and Managing Member of Yorkville.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo is a citizen of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

YA Global purchased the Debentures (as defined in Item 4) for a total consideration of approximately $12,000,000.  The funds for such transactions were derived from general working capital of YA Global.

ITEM 4.    PURPOSE OF TRANSACTION

The Reporting Persons initially acquired the securities for investment purposes in the ordinary course of business because the Reporting Persons believed they represented an attractive investment opportunity.

SCHEDULE 13D
CUSIP No. 464895309	Page 6 of 11

The Reporting Persons evaluate their investments in the Issuer on an ongoing basis and reserve the right to take action regarding the Issuer, including, without limitation, attempting to elect or have elected new management or members of the Issuer’s board of directors, or otherwise influencing the Issuer’s governance, attempting to influence or change the Issuer’s operations or business development plans, business strategy, future plans, competitive position, strategy, capital structure or capital management policy, including, without limitation, through potential discussions with management, directors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties.  Such matters and discussions may materially affect, and result in, the Reporting Persons’ modifying their investment in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth herein.  Factors that may influence the Reporting Persons’ actions include, but are not limited to, their views regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, price levels of the Common Stock, availability of funds, subsequent developments affecting the Issuer, other investment and business opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Although none of the Reporting Persons have any specific plan or proposal to acquire or dispose of the shares of Common Stock, the Reporting Persons at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the securities of the Issuer, depending upon the factors described herein and/or other investment considerations or (iv) exercise its rights in connection with a bankruptcy case of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a)           On May 31, 2006, pursuant to the Securities Purchase Agreement ("Securities Purchase Agreement No.1") dated May 31, 2006, by and among the Issuer and YA Global, YA Global purchased Secured Convertible Debenture (No. CCP-1), which was amended and restated as Secured Convertible Debenture (No. CCP-3) on June 13, 2006 ("Debenture No.1") and further amended pursuant to Amendment No. 1 (“Amendment to Debenture No. 1”) thereto on June 13, 2008, in the principal amount of $10,000,000.  As amended, Debenture No. 1 is convertible into shares of Common Stock at a per share price equal to the lower of (i) $.03 or (ii) 80% of the lowest volume weighted average price over the previous two trading days.  A copy of Securities Purchase Agreement No. 1, Debenture No. 1 and Amendment to Debenture No. 1 are attached hereto as Exhibits 1, 2 and 3, respectively and incorporated herein by reference.

On May 31, 2006, pursuant to Securities Purchase Agreement No. 1, YA Global was issued the following warrants:

•
Warrant to Purchase Common Stock (No. CCP-002), which was amended and restated on June 13, 2006 as Amended and Restated Warrant to Purchase Common Stock (No. CCP-002), to purchase 2,000,000 shares of Common Stock at a purchase price of $1.25 per share (“Warrant No. 1”);

SCHEDULE 13D
CUSIP No. 464895309	Page 7 of 11

•
Warrant to Purchase Common Stock (No. CCP-003), which was amended and restated on June 13, 2006 as Amended and Restated Warrant to Purchase Common Stock (No. CCP-003), to purchase 3,000,000 shares of Common Stock at a purchase price of $1.75 per share (“Warrant No. 2”); and

•
Warrant to Purchase Common Stock (No. CCP-004), which was amended and restated on June 13, 2006, as Amended and Restated Warrant to Purchase Common Stock (No. CCP-004), to purchase 3,000,000 shares of Common Stock at a purchase price of $2.00 per share (“Warrant No. 3”).

On February 13, 2007, the Issuer consummated a 4:1 reverse stock split of the Common Stock as a result of which:

•	the number of shares of Common Stock that may be purchased pursuant to Warrant No. 1 was amended on the books of YA Global to 500,000;

•	the number of shares of Common Stock that may be purchased pursuant to Warrant No. 2 was amended on the books of YA Global to 750,000; and

•	the number of shares of Common Stock that may be purchased pursuant to Warrant No. 3 was amended on the books of YA Global to 750,000.

The purchase price for each of Warrants No. 1, Warrant No. 2 and Warrant No. 3 remained the same.  A copy of Warrant No. 1, Warrant No. 2 and Warrant No. 3 are attached hereto as Exhibits 4 through 6 respectively and incorporated herein by reference.

On April 10, 2007, pursuant to the Securities Purchase Agreement ("Securities Purchase Agreement No.2") dated April 10, 2006, by and among the Issuer and YA Global, YA Global purchased Secured Convertible Debenture (No. CCP-2007-1) (“Debenture No. 2”), which was amended pursuant to Amendment No. 1 (“Amendment to Debenture No. 2” and together with Debenture No. 1, Amendment to Debenture No. 1 and Debenture No. 2, the “Debentures”) thereto on June 13, 2008, in the principal amount of $2,000,000.  As amended, Debenture No. 2 is convertible into shares of Common Stock at a per share price equal to the lower of (i) $.03 or (ii) 80% of the average two lowest volume weighted average price over the previous five trading days.  A copy of Securities Purchase Agreement No. 2, Debenture No. 2 and Amendment to Debenture No. 2 are attached hereto as Exhibits 7 through 9, respectively and incorporated herein by reference.

On April 10, 2007, pursuant to Securities Purchase Agreement No. 2, YA Global was issued a Warrant to Purchase Common Stock (No. CCP2007-1-1), to purchase 250,000 shares of Common Stock at a purchase price of $5.00 per share (“Warrant No. 4”).  A copy of Warrant No. 4 is attached hereto as Exhibit 10 and incorporated herein by reference.

On June 13, 2008, pursuant to the Securities Purchase Agreement ("Securities Purchase Agreement No. 3") dated June 13, 2008, by and among the Issuer and YA Global, YA Global was issued a Warrant to Purchase Common Stock (No. ISON-1-1) to purchase 13,000,000 shares of Common Stock at purchase price of $0.03 per share (“Warrant No. 5” and together with Warrant No. 1, Warrant No. 2, Warrant No. 3, Warrant No. 4, the “Warrants”).  A copy of Securities Purchase Agreement No. 3 and Warrant No. 5 is attached hereto as Exhibits 11 and 12 and incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 464895309	Page 8 of 11

Each of the Warrants and the Debentures contain provisions (the “Ownership Limitations”) limiting the percent of the outstanding Common Stock that YA Global may own.  The Ownership Limitations may be waived by YA Global on 65 days notice to the Issuer.  On December 30, 2008, YA Global waived the Ownership Limitation (the “Ownership Waiver”) and the Issuer waived the notice provisions (the “Notice Waiver” and together with the Ownership Waiver, the “Waiver”).  As result of the Waiver, YA Global can at any time convert the Debentures and exercise the Warrants for a number of shares of Common Stock that could exceed 5% of the Issuer’s outstanding shares of Common Stock.  A copy of the Waiver is attached hereto as Exhibit 13 and incorporated herein by reference.

As reported in the Issuer’s Form 10-Q filed on December 22, 2008, as of December 12, 2008, the Issuer had 175,000,000 shares of Common Stock authorized and 27,998,252 shares of Common Stock outstanding.  Based on the foregoing and pursuant to Rule 13d-3 of the Act, YA Global may be deemed to beneficially own 147,001,748 shares of Common Stock representing approximately 84% of the outstanding shares of Common Stock.  At current market prices, the Debentures could be converted into a number of shares of Common Stock in excess of the shares of Common Stock that are authorized but not outstanding.  The shares of Common Stock beneficially owned by YA Global represents the number of shares of Common Stock into which the Debentures could be converted based on the number of shares of Common Stock that are authorized but not outstanding.

Yorkville, as the Investment Manager of YA Global may, pursuant to Rule 13d-3 of the Act be deemed to be the beneficial owner of 147,001,748 shares of Common Stock representing approximately 84% of the outstanding shares of Common Stock.  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that Yorkville, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any Common Stock.

Angelo, as the Portfolio Manager of YA Global and Managing Member of Yorkville may, pursuant to Rule 13d-3 of the Act be deemed to be the beneficial owner of 147,001,748 shares of Common Stock representing approximately 84% of the outstanding shares of Common Stock.  The filing of this Schedule 13D and any future amendments hereto, and the inclusion of information herein and therein, shall not be construed as an admission that Angelo, for the purpose of Section 13(d) of the Act or otherwise, is the beneficial owner of any Common Stock.

(b) YA Global has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 147,001,748 of Common Stock it beneficially owns.  Yorkville, as the Investment Manager to YA Global, has shared power to vote or direct the vote and to dispose or direct the disposition of the 147,001,748 shares of Common Stock beneficially owned by YA Global.  Angelo, as the Portfolio Manager of YA Global and President and Managing Member of Yorkville, has shared voting power and dispositive power over the Common Stock beneficially owned by YA Global and Yorkville.

(c) YA Global effected the following transactions during the last sixty days:

Security	TradeDate	Buy/Sell	Volume	Price
ISON	11/11/2008	Sell	600,000	0.0013
ISON	11/12/2008	Sell	600,000	0.0010
ISON	11/25/2008	Sell	400,000	0.0010
ISON	11/26/2008	Sell	200,000	0.0013
ISON	11/28/2008	Sell	250,000	0.0012
ISON	12/1/2008	Sell	200,000	0.0012
ISON	12/2/2008	Sell	200,000	0.0020

SCHEDULE 13D
CUSIP No. 464895309	Page 9 of 11

In addition to the Debentures and the Warrants described in Item 5(a), YA Global has purchased from the Issuer, 6 term promissory notes (the “Notes”) in the aggregate principal amount of $8,642,384, all of which expire on October 31, 2009.  $1,175,000 of the aggregate principal amount of the Notes represents a new investment in the Issuer and bears interest at the rate of 13%.  $3,645,000 of the aggregate principal amount of the Notes were issued in exchange for outstanding convertible debentures (the “Exchanged Debentures”) of the Issuer held by YA Global and bear interest at the rate of 13%.  The remaining aggregate principal amount of the Notes represent interest earned but unpaid on the Exchanged Debentures.  Notes in the aggregate principal amount of $375,000 were purchased on November 2, 2008 and the remaining aggregate principal amount of the Notes were purchased on June 13, 2006.

In addition, as described in Item 5(a), the Waiver was executed on December 30, 2008.

(d) No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Shares issuable to YA Global.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the knowledge of the Reporting Persons, except as described herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Issuer, including, but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loans or option agreement, puts or call, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

MATERIAL TO BE FILED AS EXHIBITS

The following documents are filed as appendices and exhibits:

EXHIBITS

1.
Securities Purchase Agreement, dated May 31, 2006, by and among the Issuer and YA Global (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 6, 2006).

2.
Amended and Restated Secured Convertible Debenture (No. CCP-1), dated May 31, 2006, in the original principal amount of $10,000,000 (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer on June 6, 2006).

3.
Amendment No. 1 to Amended and Restated Secured Convertible Debenture (No. CCP-1), dated June 13, 2008 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on June 16, 2006).

4.
Amended and Restated Warrant to Purchase Common Stock (No. CCP-002), dated June 13, 2006 to purchase 2,000,000 shares of Common Stock at a purchase price of $1.25 per share (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 16, 2006)

5.
Amended and Restated Warrant to Purchase Common Stock (No. CCP-003), dated June 13, 2006, to purchase 3,000,000 shares of Common Stock at a purchase price of $1.75 per share (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on June 16, 2006).

6.
Amended and Restated Warrant to Purchase Common Stock (No. CCP-004), dated June 13, 2006, to purchase 3,000,000 shares of Common Stock at a purchase price of $2.00 per share (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on June 16, 2006).

SCHEDULE 13D
CUSIP No. 464895309	Page 10 of 11

7.
Securities Purchase Agreement, dated April 10, 2006, by and among the Issuer and YA Global (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 11, 2007).

8.
Secured Convertible Debenture (No. CCP-2007-1), dated April 10, 2007, in the original , in the principal amount of $2,000,000 (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer on April 11, 2007)

9.	Amendment No. 1 to Secured Convertible Debenture (No. CCP-2007-1), dated June 13, 2008.
10.
Warrant to Purchase Common Stock (No. CCP2007-1-1), to purchase 250,000 shares of Common Stock at a purchase price of $5.00 per share (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on April 11, 2007).

11.
Securities Purchase Agreement, dated June 13, 2008, by and among the Issuer and YA Global (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 18, 2007).

12.
Warrant to Purchase Common Stock (No. ISON-1-1) to purchase 13,000,000 shares of Common Stock at purchase price of $0.03 per share (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on June 18, 2008).

13.	Waiver, dated December 30, 2008
14.	Joint Filing Agreement

SCHEDULE 13D
CUSIP No. 464895309	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2009	REPORTING PERSONS:

YA GLOBAL INVESTMENTS, L.P.
By: Yorkville Advisors, LLC
Its: Investment Manager

	By:	/s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer

YORKVILLE ADVISORS, LLC

	By:	/s/ Steven S. Goldstein
Name: Steven S. Goldstein, Esq.
Its: Chief Compliance Officer

/s/ Mark Angelo
Mark Angelo